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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Motorcar Parts of America, Inc.

(Name of Issuer)

common stock, par value $0.01 per share

(Title of Class of Securities)

620071100

(CUSIP Number)

Mel Marks
c/o Motorcar Parts of America, Inc.
2929 California Street, Torrance, CA 90503
(310) 212-7910

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 620071100

1.	Name of Reporting Person: Mel Marks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000,463 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,000,463 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,463 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 24.4%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 6,000 shares issuable upon exercise of options.

CUSIP No. 620071100

1.	Name of Reporting Person: Richard Marks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 294,225

		8.	Shared Voting Power: 209,897 (1)

		9.	Sole Dispositive Power: 294,225

		10.	Shared Dispositive Power: 209,897 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,122

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 6.1%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 142,857 shares held by The Richard Marks Trust, of which Richard Marks is a Trustee and beneficiary and 67,040 shares held by Richard Marks’ wife and their sons.

Item 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D (the “Statement”) is filed by filed by Mel Marks and Richard Marks (collectively, the “Reporting Persons”). This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Motorcar Parts of America, Inc., a New York corporation (the “Issuer”), and replaces the Statements on Schedule 13D and Schedule 13G previously filed by the Reporting Persons with respect to the Issuer in their entirety. The address of the Issuer’s principal executive offices is 2929 California Street, Torrance, California 90503.
Item 2. Identity and Background
     Mel Marks founded the Issuer in 1968 and currently serves as a director and consultant to the Issuer. The principal business address of Mel Marks is 2929 California Street, Torrance, California 90503. Mel Marks is a United States citizen.
     The residential address of Richard Marks is 13484 Bayliss Road, Los Angeles, California 90049. Richard Marks does not currently have a principal occupation. In December 2003, the Securities and Exchange Commission (the “SEC”) and the United States Attorney’s Office brought actions against Richard Marks, who formerly served as the Issuer’s President and Chief Operating Officer. Richard Marks agreed to plead guilty to the criminal charges, and on June 17, 2005 he was sentenced to nine months in prison, nine months of home detention, 18 months of probation and fined $50,000. In settlement of the SEC’s civil fraud action, Richard Marks paid over $1.2 million and was permanently barred from serving as an officer or director of a public company. Richard Marks previously reported his beneficial ownership on a short-form Schedule 13G; however in order to avoid any question as to whether his beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility, he has decided to file his beneficial ownership report on the more detailed Schedule 13D form and thereby to provide more expansive disclosure than may be necessary. Richard Marks is a United States citizen.
     Other than as set forth above, none of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Other than as set forth above, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     The Reporting Persons originally acquired the Common Stock for investment purposes.
     Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) Mel Marks is the beneficial owner of 2,000,463 shares of the Issuer’s common stock. Richard Marks is the beneficial owner of 504,122 shares of the Issuer’s common stock.
     (b) Mel Marks directly has the power to vote, direct the vote, dispose and direct the disposition of 2,000,463 shares of Common Stock. Richard Marks (i) directly has the power to vote, direct the vote, dispose and direct the disposition of 437,082 shares of Common Stock (including 142,857 shares held by The Richard Marks Trust, of which Richard Marks is a Trustee and (ii) may be deemed to beneficially own (and as a result indirectly have the power to vote, direct the vote, dispose and direct the disposition of) 67,040 shares held by his wife and sons.
     (c) Except for the information set forth, or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Shares during the past 60 days.
     (d) 67,040 of the shares of Common Stock reported by Richard Marks herein are held by his wife and sons, who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
     (e) Not applicable.
Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of October 6, 2005, between Mel Marks and Richard Marks.

S I G N A T U R E
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: October 6, 2005

/s/ Mel Marks
Mel Marks

/s/ Richard Marks
Richard Marks

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 1	Joint Filing Agreement, dated as of October 6, 2005, between Mel Marks and Richard Marks.